Exhibit 99.1

Uranium Royalty Corp. Announces Renewed At-the-Market Equity Program

Not for distribution to U.S. news wire services or dissemination in the United States.

Vancouver, British Columbia, Canada, August 29, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) announces it has renewed its at-the-market equity program (the “ATM Program”) that allows the Company to distribute up to US$39 million (or the equivalent in Canadian dollars) of common shares of the Company (the “Offered Shares”) to the public from time to time, through the Agents (as defined below), at the Company’s discretion. The Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

Sales of Offered Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated August 29, 2024 (the “Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., Canaccord Genuity, H.C. Wainwright & Co. LLC, National Bank Financial Inc., Paradigm Capital Inc., and TD Securities (collectively, the “Agents”).

The Company intends to use the net proceeds of any such sales under the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the Toronto Stock Exchange, Nasdaq Capital Markets or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$39 million (or the equivalent in Canadian dollars); or (b) August 20, 2025.

The ATM Program will become effective upon the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated July 20, 2023 and U.S. registration statement on Form F-10 filed June 8, 2023, as amended on July 20, 2023. The prospectus supplement relating to the ATM Program will be filed shortly with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission. Copies of the prospectus supplement, the Distribution Agreement and other relevant documents will be available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Alternatively, the lead agent will send copies of such documents to investors upon request by contacting BMO Nesbitt Burns Inc. by mail at Brampton Distribution Centre, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, attn: The Data Group of Companies, by email at attorbramwarehouse@datagroup.ca or by telephone at 905-791-3151 ext. 4312.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:		Corporate Office:

Scott Melbye – Chief Executive Officer		1188 West Georgia Street, Suite 1830,
Email:	smelbye@uraniumroyalty.com	Vancouver, BC, V6E 4A2
		Phone:	604.396.8222

Investor Relations:

Toll Free:	1.855.396.8222
Email:	info@uraniumroyalty.com
Website:	www.UraniumRoyalty.com

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the intended use of proceeds raised from the ATM Program. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.